AB 8/18.

BD 8/17 *

06009770

COMMISSION
549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information ... and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2006
WASH. DC
209

SEC FILE NO
8-65493

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) **AND ENDING** 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Hogan Company

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

4610 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Don Keysser — (612) 664-8160
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Olsen Thielen & Co., Ltd.

223 Little Canada Road	St. Paul	MN	55117
Address	City	State	Zip Code

PROCESSED
AUG 31 2006
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not Resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William E. Hogan, II, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of The Hogan Company as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William E. Hogan
Signature

Chairman
Title

Shirley A. Koski
Notary Public

SHIRLEY A KOSKI
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-2010

This report contains (check all applicable boxes):**

- [X] **(a) Facing Page**
- [X] **(b) Statement of Financial Condition**
- [X] **(c) Statement of Income**
- [X] **(d) Statement of Cash Flows**
- [X] **(e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital**
- [ ] **(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors**
- [X] **(g) Computation of Net Capital**
- [ ] **(h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
- [ ] **(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
- [ ] **(j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
- [ ] **(k) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
- [ ] **(l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
- [X] **(m) An Oath or Affirmation**
- [ ] **(n) A Copy of the SIPC Supplemental Report**
- [X] **(o) Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5**

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

THE HOGAN COMPANY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

ASSETS:	
Cash	$ 18,705
Accounts Receivable	5,000
Prepaid Expenses	5,771
TOTAL ASSETS	$ 29,476

LIABILITIES AND SHAREHOLDER'S CAPITAL

LIABILITIES:	
Accounts Payable and Accrued Expenses	$ 10,500
SHAREHOLDER'S CAPITAL:	
Common Stock, $0.01 Par Value; 1,000 Shares Authorized and 100 Shares Issued and Outstanding	1
Additional Paid-in Capital	34,624
Accumulated Deficit	(15,649)
Total Shareholder's Capital	18,976
TOTAL LIABILITIES AND SHAREHOLDER'S CAPITAL	$ 29,476

The accompanying notes are an integral part of the financial statements.